Filed by The Walt Disney Company pursuant to Rule 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company: Pixar

Commission File No.: 0-26976

The following are excerpts from a transcript of a conference call conducted by The Walt Disney Company regarding its first quarter 2006 earnings in the afternoon of February 6, 2006. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition of Pixar by The Walt Disney Company pursuant to the terms of an Agreement and Plan of Merger, dated as of January 24, 2006.

Bob Iger—Walt Disney—CEO, President

Turning to Pixar, which obviously has occupied a tremendous amount of our time and has gotten a significant amount of attention, I want to say just a few things about it, some consistent with what was said earlier, some kind of a postscript on the announcement that was made. As you know, feature animation is clearly a cornerstone of the Walt Disney Company. We talk about our primary strategic priority and that’s creating great content so clearly buying Pixar is extremely consistent with that strategic priority. And given the fact that they are so incredibly successful at feature animation, this fits extremely well with our company’s strategic priorities generally speaking.

We are very happy with the talent that comes along with this deal, led by Ed Catmull who will run animation for both Disney and Pixar and of course John Lasseter who is an incredibly talented director and John will also have a role as a creative advisor to Walt Disney Imagineering, putting his very talented eye on a lot of the creative activities at our parks. We believe that the combination with Pixar provides us with great promise for the future across not just our studio business but a number of our businesses. Clearly it strengthens our asset portfolio, it improves our ability to attract and retain talent and it enhances the ability to deliver technically sophisticated and engaging content. We’re going to be releasing “Cars” the next film from Pixar on June 9. I’m pleased to say that we screened Cars for a number of people in Detroit over the weekend on the evening before the Super Bowl to rousing applause, so we’re really excited about the release of that film and then “Ratatouille” will be the next Pixar release, probably in the summer of 2007.

Tom Staggs—Walt Disney—SEVP, CFO

The ABC Radio and Pixar transactions are obviously separate decisions and events but the two transactions are evidence of our focus on allocating capital towards our strategic priorities and especially those endeavors that can enhance our long term competitive advantages.

Bob Iger—Walt Disney—CEO, President

The first question on Pixar and Disney animation—we’re not being all that specific in terms of numbers except to say that the goal is to release approximately two films a year. There will be some ebb and flow in that regard as we focus on ultimately when the deal closes on the sequels that we’re — that we plan to make. We expect, for instance, when the deal closes that Pixar will take over the production of “Toy Story 3”. And we know that there will be some other development activity at Pixar in terms of sequels. And we are going to focus on quality, particularly in this space. It’s incredibly important. And while I think we’ll be satisfied with quantity, the quantity that we produce, the focus is making sure particularly because these films tend to have such an impact on people’s perception and the Disney brand that we’re making the right films and releasing them at the right time.

Bob Iger—Walt Disney—CEO, President

[T]he intention is to release “A Day with the Robinsons” sometime next Christmas season and then a year later “American Dog” and we don’t intend, unless there are unforeseen circumstances, to change the release schedule for those films. Once the deal closes, John Lasseter and Ed Catmull will take a good look at everything we’ve got in animation, both films that are in production and in our development slate, and under their leadership they’ll make decisions about ultimately what gets made and when it gets released. One of the things that is obviously attractive to us about this deal is that the talent at Pixar, including John and Ed, and the technology, can be applied in a variety of different ways to the pursuits of Disney animation. And when you think about the Pixar deal you have to think about it in terms of movies themselves, and three specific categories.

One, the fact that we will own 100% of the Pixar films, starting with “Cars” should the deal close in time, which we hope it will. Two, in all likelihood it will be Pixar that will be making the sequels and since they made the original films we like the fact that they will be making the sequels. We think that’s the right place to make them by the right people. And then, three, the talents of John Lasseter and Ed Catmull and others when applied to Disney animation should improve our prospects for our Disney films. Now, on top of all of that, is the impact of great animation for the Company because animation is such a wave maker for this company, either perception of the brand or the ability to exploit it across so many platforms. So all of this is still kind of up in the air in terms of what gets released when except for the two films, but we’re very, very bullish about the prospects of Disney animation going forward with Pixar and under the leadership of Ed and John.

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Forward-Looking Statements:

Certain statements in these excerpts may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of the views and assumptions of the management of The Walt Disney Company regarding future events and business performance as of the time the statements are made and it does not undertake any obligation to update these statements. Actual results may differ materially from those expressed or implied. Such differences may result from legal or regulatory proceedings or other factors that affect the timing or ability to complete the transactions contemplated herein, actions taken by either The Walt Disney Company or Pixar, including restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), as well as from developments beyond the companies’ control, including: adverse weather conditions or natural disasters; health concerns; international, political or military developments; technological developments; and changes in domestic and global economic conditions, competitive conditions and consumer preferences. Such developments may affect assumptions regarding the operations of the businesses of The Walt Disney Company and Pixar separately or as combined entities including, among other things, the timing of the transaction, the performance of the companies’ theatrical and home entertainment releases, expenses of providing medical and pension benefits, and demand for products and performance of some or all company businesses either directly or through their impact on those who distribute our products. Additional factors that may affect results are set forth in the Annual Report on Form 10-K of The Walt Disney Company for the year ended October 1, 2005 under the heading “Item 1A—Risk Factors,” the Quarterly Report of The Walt Disney Company for the quarter ended December 31, 2005, and in the Quarterly Report on Form 10-Q of Pixar for the quarter ended October 1, 2005 under the “Risk Factors” section of Part I, Item 2.

For Additional Information:

This material is not a substitute for the prospectus/proxy statement Disney and Pixar will file with the Securities and Exchange Commission.  Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Disney and Pixar with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Pixar, 1200 Park Avenue, Emeryville, CA 94608.

Pixar, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Pixar and their ownership of Pixar stock is set forth in the proxy statement for Pixar’s 2005 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.